EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions, except ratios)

	Year-ended December 31,
	2006		2005	2004	2003	2002

Computation of Earnings:
(Loss) income from continuing operations before income taxes	$(2,118)		$790	$818	$972	$705
Add:
Interest Expense	616		622	607	595	655
Amortization of capitalized interest	2		2	3	3	3
Amortization of debt premium/discount and expenses	20		16	14	14	14
Interest portion of rent expense	63		55	57	48	33

Earnings as Adjusted	$(1,417)		$1,485	$1,499	$1,632	$1,410

Computation of Fixed Charges:
Interest expense	$616		$622	$607	$595	$655
Capitalized interest	3		4	3	1	1
Amortization of debt premium/discount and expenses	20		16	14	14	14
Interest portion of rent expense	63		55	57	48	33

Fixed charges	702		697	681	658	703
Preferred stock dividends	—		—	—	2	4

Combined Fixed Charges and Preferred Stock Dividends	$702		$697	$681	$660	$707

Ratio of Earnings to Fixed Charges (A)	n/a	(B)	2.13	2.20	2.48	2.00

(A)	Ratios were calculated prior to rounding to millions.
(B)	Fixed charges exceeded our adjusted earnings by $2.1 billion for the year ended December 31, 2006.